UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 4 to Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA
(Name of Issuer)

CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)

984245100
(CUSIP Number)

Miguel Ángel Devesa del Barrio
Repsol YPF, S.A.
Paseo de la Castellana, 278—280
28046 Madrid, Spain
Tel: (011-34) 91 314-2821

With a copy to:

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21 and 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 984245100
1.	NAMES OF REPORTING PERSONS. REPSOL YPF, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 268,358,619 CLASS D SHARES
	8.	SHARED VOTING POWER NOT APPLICABLE
	9.	SOLE DISPOSITIVE POWER 268,358,619 CLASS D SHARES
	10.	SHARED DISPOSITIVE POWER NOT APPLICABLE
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,358,619 CLASS D SHARES
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.23% OF CLASS D SHARES
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer

Repsol YPF, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as last amended on December 27, 2010 (as heretofore amended and restated, the “Schedule 13D”) with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 4 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

Since the filing of Amendment No. 3 to the Schedule 13D on December 27, 2010 through the date hereof, Repsol has (i) entered into the Lazard Transaction (as defined herein), (ii) entered into the Specified Transactions (as defined herein), (iii) completed the Underwritten Offering (as defined herein) and (iv) has sold approximately 0.1% of the outstanding capital stock of the Issuer in sales outside the United States and, inside the United States, pursuant to applicable exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). The ADSs sold by Repsol to Lazard (as defined herein) and certain other investors and the Underwritten Offering were registered pursuant to the Issuer's effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A attached hereto.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment relates to the transactions in the Class D Shares entered into by Repsol as described in Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Lazard Transaction

On March 11, 2011, Repsol entered into an agreement with Lazard Asset Management LLC (“Lazard”) pursuant to which Repsol sold to Lazard, acting on behalf of its clients, and Lazard, acting on behalf of its clients, purchased from Repsol, an aggregate of 11,414,329 American Depositary Shares of the Issuer (“ADSs”), each ADS representing one Class D Share, for a purchase price of approximately U.S.$484 million, or U.S.$42.40 per share, pursuant to a stock purchase agreement dated March 11, 2011 (the “Lazard Stock Purchase Agreement”).

In connection with this sale and purchase, pursuant to a put option agreement dated March 21, 2011 (the “Lazard Put Option Agreement”) entered into with Lazard Asset Management LLC, acting on behalf of its clients, Repsol issued to Lazard, acting on behalf of its clients, a number of put options (the “Put Options”), to be determined and exercisable as described in Item 6 below.

The foregoing transactions are herein referred to as the “Lazard Transaction”. Closing of the Lazard Transaction occurred on March 21, 2011. The foregoing summary of the Lazard Transaction contained in this Item 4 is qualified in its entirety by reference to the Lazard Stock Purchase Agreement and the Lazard Put Option Agreement attached as Exhibits 99.18 and 99.19, respectively, and incorporated by reference herein.

Other Transactions

On March 11 and 13, 2011, Repsol entered into transactions with other investors pursuant to which Repsol sold to such investors and the investors purchased from Repsol, an aggregate of 3,655,661 ADSs evidenced by ADRs, each ADS representing one Class D Share, for a purchase price of approximately U.S.$155 million, or U.S.$42.40 per share, pursuant to stock purchase agreements dated March 11 and 13, 2011 (collectively, the “Specified Stock Purchase Agreements”).

The foregoing transactions are herein referred to as the “Specified Transactions”. Closing of the Specified Transactions occurred on March 17 and 18, 2011. The foregoing summary of the Specified Transactions contained in this Item 4 is qualified in its entirety by reference to the form of the Specified Stock Purchase Agreement attached as Exhibit 99.20 hereto and incorporated by reference herein, which form is substantially in the form each such investor entered into with Repsol.

Underwritten Offering

On March 22, 2011, Repsol entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and the underwriters named therein (the “Underwriters”) with respect to the sale by Repsol of an aggregate of 26,215,000 ADSs to the Underwriters at $40.1185 per ADS.  Pursuant to the Underwriting Agreement, Repsol also granted the Underwriters a 30-day option to purchase up to 3,930,898 additional ADSs at $40.1185 per ADS. The Underwriters offered the ADSs to the public at a price of $41.00 per ADS.

The foregoing transactions are herein referred to as the “Underwritten Offering”. On March 23, 2011, the Underwriters exercised in full their option to purchase the 3,930,898 additional ADSs. Closing of the Underwritten Offering with respect to the 30,145,898 ADSs occurred on March 28, 2011. The foregoing summary of the Underwritten Offering contained in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement attached as Exhibit 99.21 and incorporated by reference herein.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of its sale of approximately 11.60% of the outstanding capital stock of the Issuer since December 27, 2010, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 268,358,619 Class D Shares, representing approximately 68.23% of the Issuer’s outstanding Class D Shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol has sole power to vote and to dispose of 268,358,619 Class D Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than the transactions described in Item 4 of Schedule 13D, the transactions in the Class D Shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A, during the past sixty days are listed in Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the contracts, arrangements, understandings or relationships (legal or otherwise) described in the Schedule 13D and the matters contemplated above in Item 4 and described below in this Item 6, to the best knowledge of Repsol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Repsol and/or the persons enumerated in Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Lazard Stock Purchase Agreement

Under the terms of the Lazard Stock Purchase Agreement, Lazard purchased from Repsol, and Repsol sold to Lazard, 11,414,329 ADSs for an aggregate purchase price of approximately U.S.$484 million, or U.S.$42.40 per ADS. The Lazard Stock Purchase Agreement contains other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Lazard Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Lazard Stock Purchase Agreement, which is attached hereto as Exhibit 99.18 and incorporated by reference herein.

Lazard Put Option Agreement

Under the terms of the Lazard Put Option Agreements, Repsol issued to the Lazard, acting on behalf of its clients (each such client, a “Holder”), on March 11, 2011 an aggregate of 11,414,329 Put Options, subject to adjustment in accordance with certain customary anti-dilution provisions contained in the Lazard Put Option Agreement.  Each Holder of a Put Option will receive a number of Put Options equal to the number of ADSs purchased by Lazard on its behalf pursuant to the Lazard Stock Purchase Agreement, subject to adjustment in accordance with the aforementioned customary anti-dilution provisions.  Each Put Option will entitle, upon exercise, the relevant holder to require Repsol to purchase one ADS held by such Holder for a purchase price of U.S.$42.40 per ADS, subject to adjustment according to certain customary anti-dilution provisions contained in the Lazard Put Option Agreement.  The aggregate number of outstanding Put Options issued by Repsol will be reduced as of September 12, 2011 (the “Option Determination Date”) by a number equal to a Reduction Percentage (as defined below) for each Holder of the aggregate number of outstanding Class D Shares (including Class D Shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the New York Stock Exchange as of the trading day preceding the Option Determination Date; provided that the aggregate number of Put Options will not be less than zero. “Reduction Percentage” means, for each Holder, the percentage obtained by multiplying 20% by a fraction (i) the numerator of which is the number of Put Options for such Holder and (ii) the denominator of which is 11,414,329.

The Put Options may be exercised in whole or in part by each Holder only once at any time between 9:00 a.m. and 5:00 p.m. from and including the Option Determination Date to and including October 10, 2011 (the “Option Expiration Date”).  The date on which the Put Options held by any Holder are exercised is referred to as the “Option Exercise Date” with respect to such Holder.

All dividends and other distributions paid in cash in respect of the Lazard ADSs for which the record date falls during the period from and including March 11, 2011 to but excluding the date on which Repsol becomes the holder of record of any ADSs put to it by any such Holder (any such period, a “Recapture Period”) shall, on the third trading day following the Option Exercise Date (any such date, an “Option Settlement Date”), be repaid by the relevant Holder to Repsol in respect of the number of Lazard ADSs put to Repsol by such Holder on the relevant Option Exercise Date.  Other than dividends of Class D Shares, for which a customary anti-dilution adjustment will be made, all non-cash dividends and other distributions, whether in the form of securities or assets of the Issuer, issued or distributed in respect of the Lazard ADSs for which the record date falls during a Recapture Period shall at such Holder’s election, to the extent of the number of Lazard ADSs put to Repsol by such Holder on an Option

Exercise Date, either (i) be sold by such Holder in an arm’s length transaction to an unaffiliated third party (subject to Repsol’s right of first refusal) and the proceeds thereof shall be paid by such Holder to Repsol on the relevant Option Settlement Date or, in certain limited circumstances, shortly thereafter or (ii) be delivered to Repsol by such Holder on the relevant Option Settlement Date or, in certain limited circumstances, shortly thereafter.

The Put Options are not transferrable except with the prior written consent of Repsol.  The Lazard Put Option Agreement also contains other customary terms and conditions, including representations and warranties by the parties thereto.  The Put Options were sold pursuant to applicable exemptions under the Securities Act and may not be resold by Holders.

The foregoing description of the Lazard Put Option Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Lazard Put Option Agreement, which is attached hereto as Exhibit 99.19 and is incorporated by reference herein.

Specified Stock Purchase Agreements

Under the terms of the Specified Stock Purchase Agreements, certain investors purchased from Repsol, and Repsol sold to such investors, an aggregate of 3,655,661 ADSs for an aggregate purchase price of approximately U.S.$155 million, or U.S.$42.40 per ADS. The Specified Stock Purchase Agreements contain other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Specified Stock Purchase Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Specified Stock Purchase Agreement attached hereto as Exhibit 99.20 and incorporated by reference herein, which form is substantially in the form each such investor entered into with Repsol.

Underwriting Agreement

Under the terms of the Underwriting Agreement, the Underwriters purchased from Repsol, and Repsol sold to the Underwriters, 30,145,898 ADSs for an aggregate purchase price of approximately $1.209 billion, or U.S.$40.1185 per ADS. Pursuant to the Underwriting Agreement, Repsol granted the Underwriters a 30-day option to purchase up to 3,930,898 additional ADSs at $40.1185 per ADS which option was exercised and is included in the total number of ADSs sold. The Underwriting Agreement contains other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Underwriting Agreement, which is attached hereto as Exhibit 99.21 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.18       Stock Purchase Agreement, dated as of March 11, 2011, between Repsol YPF, S.A. and Lazard Asset Management LLC.

99.19       Put Option Agreement, dated as of March 21, 2011, between Repsol YPF, S.A. and Lazard Asset Management LLC.

99.20       Form of Specified Stock Purchase Agreement

99.21       Underwriting Agreement, dated as of March 22, 2011, among YPF Sociedad Anónima, Repsol YPF, S.A. and the underwriters named therein (incorporated by reference from YPF Sociedad Anónima’s report on Form 6-K furnished to the SEC on March 28, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2011

Repsol YPF, S.A.

By:	/s/ Miguel Ángel Devesa del Barrio
	Name:	Miguel Ángel Devesa del Barrio
	Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  Unless otherwise indicated, the business address of each such person is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó
Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of YPF, S.A. and Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of Confederación Española de Organizaciones Empresariales (CEOE), the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía.

Luis F. del Rivero Asensio
1st Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Executive Chairman of Sacyr Vallehermoso, S.A.; Chairman of Vallehermoso División Promoción, S.A. and Director of the following companies in the Sacyr Vallehermoso Group: Testa Inmuebles en Renta, Sacyr, S.A.U. and Valoriza Gestión, S.A.

Isidre Fainé Casas
2nd Vice-Chairman and Director, nominated for membership by Criteria Caixa Corp. (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of “la Caixa”, Criteria CaixaCorp, S.A., CECA (Confederación Española de Cajas de Ahorros) and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, Sociedad General de Aguas de Barcelona and Telefónica; Director of Banco BPI and Grupo Financiero Inbursa; and Non-executive Director of The Bank East of Asia, Limited.

Juan Abelló Gallo
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.); and Director of Zed Worldwide (representing Nueva Compañía de Inversiones).

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A.

Chairman of Agrolimen and its affiliated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group and Reserva Mont-Ferrat; Director and Secretary of Arbora & Ausonia, Quercus Capital Riesgo, S.G.E.C.R and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar and Foundation MACBA (Museo de Arte Contemporaneo de Barcelona), and of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Carmelo de las Morenas López
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Casa de Alguacil Inversiones SICAV and Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Director of Gestevisión Telecinco; Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, Ambers & Co and FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital and Información y Control de Publicaciones; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Vice-Chairman of Banco Sabadell, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Grupo Empresarial Ence and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo and Círculo de Empresarios Vascos.

María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión, S.A. and Hoteles Bisnet and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U. and Somague S.G.P.S.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

President and CEO of “la Caixa”; Deputy Chairman of Foundation “la Caixa” and Criteria CaixaCorp; Member of the Board of Directors of SegurCaixa Holding, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa; Member of the Board of Governors of University of Deusto and Foundation ESADE Business School; Member of the Board of Directors of Círculo Ecuestre and APD (Asociación para el Progreso de la Dirección), Foundation Federico García Lorca and Foundation Council Spain-U.S.A.; Deputy Chairman of Foundation Council Spain-India; Member of the Economic Group of Spain-China Forum; Secretary of the Federació Catalana de Caixes d’Estalvi; Member of the Economic Policy Commission of the Barcelona Chamber of Commerce.

PEMEX Internacional España, S.A.
José Manuel Carrera Panizzo serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Administrative and Finance Director of P.M.I. Comercio Internacional, S.A. de C.V. and Managing Director of Pemex internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L.

Citizen of: Mexico

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Director of Ashmore Energy Internacional, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.

Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Cristina Sanz Mendiola	Group Managing Director of Human Resources and Organization
Antonio Gomis Sáez	Executive Managing Director of YPF
Miguel Ángel Devesa del Barrio	Chief Financial Officer
Begoña Elices Garcia	Group Managing Director of Communication and Head of Chairman’s Office

SCHEDULE B

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
Transactions effected on the NYSE(1)
Date	Buy/Sell	Number of Shares	Price per Share (U.S.$)
28/01/2011	Sell	4,400	48.8340
31/01/2011	Sell	10,000	49.1207
01/02/2011	Sell	5,500	50.3769
02/02/2011	Sell	5,000	50.5667
03/02/2011	Sell	5,000	50.3060
04/02/2011	Sell	7,500	50.6594

Transactions effected on the Buenos Aires Stock Exchange(1)
Date	Buy/Sell	Number of Shares	Price per Share (pesos)	Price per Share (U.S.$)(2)
28/01/2011	Sell	9,500	200.4895	50.3616
31/01/2011	Sell	7,087	200.6949	50.3247
01/02/2011	Sell	2,500	208.0000	52.1434
04/02/2011	Sell	5,000	207.6500	51.9515

(1)     Shows transactions effected since the filing of Amendment No. 3 to the Schedule 13D on December 27, 2010 through the date hereof.
(2)     Solely for the convenience of the reader, peso amounts have been translated into U.S. dollars at the average bid and ask exchange rate quoted by the Argentine Central Bank (Banco de la Nación Argentina) on the date of the relevant transaction.